# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Signing Day Sports, Inc., CIK 0001898474
CUSIP: 82670R305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8355 East Hartford Rd.,, Suite 100,, Scottsdale, Arizona (AZ), 85255
Date of event which requires filing of this statement: 01/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001909404

## Reporting persons
- Evergreen Capital Management LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 1,410,795; shared voting power 0; sole dispositive power 1,410,795; shared dispositive power 0; aggregate amount beneficially owned 1,410,795 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Signing Day Sports, Inc.
Address of issuer's principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255

## Item 2. Person Filing
Name of person filing: Evergreen Capital Management LLC
Address of principal business office or, if none, residence:
156 W Saddle River Road
Saddle River, New Jersey 07458
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,410,795

The amounts in Row (5), (7) and (9) represent 1,005,000 Common Shares and 405,795 Warrants to purchase shares of Common Stock, which are subject to a 9.99% beneficial ownership limitation. The amounts do not include 1,101,705 Warrants to purchase shares of Common Stock, which are subject to 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 13,716,281 Common Shares outstanding after the offering (assuming no exercise of the Warrants issued in the offering), based on the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on January 14, 2026 and a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2026.

Jeffrey Pazdro is the Manager of the Reporting Person. As Such, Mr. Pazdro may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Pazdro is deemed to beneficially own such securities, Mr. Pazdro disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 1,410,795
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,410,795
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

## Signatures
- Evergreen Capital Management LLC: Jeffrey Pazdro, Jeffrey Pazdro, Manager (01/29/2026)